Exhibit (a)(5)(l)

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon
and Corporation no. 503 215 058

Addendum to the Report of the Board of Directors

Clarification on information provided in the update to the Board of Directors
 Report on the Revised Offer published on 20 February 2007

Lisbon, 27 February 2007 — Portugal Telecom (“PT”) would like to provide clarification on the shareholder remuneration package included in the update to Board of Directors Report on the revision of the offer price.

PT informs that, as announced on 20 February 2007, the shareholder remuneration package consists of:

➢              The acquisition of own shares in the amount of Euro 2.1 billion. Shares will be acquired at market price, up to a maximum price of Euro 11.50 per share, resulting in the acquisition of a minimum of 16.5% of PT’s current share capital. Such programme will be submitted to shareholder approval at a General Meeting, subject to approval by qualified majority as required to change the bylaws in regard to the reduction in share capital. The Board of PT reserves the right to optimise the structure after the Sonaecom Offer has lapsed.

➢              The distribution of 180.6 million shares of PT Multimédia (“PTM”) to PT shareholders, equivalent to Euro 2.0 billion or Euro 1.8 per PT share.1

1.                  PTM share price of Euro 10.85 as at 16 February 2007.

➢              The payment of the May 2007 dividend equal to 47.5 Euro cents per share and a commitment to an annual dividend payment of 57.5 Euro cents per share for 2008-09 post completion of the acquisition of own shares, which is equivalent to a dividend yield of 6.9%2 assuming a price of Euro 10.50 per share.

2                     Based on the theoretical adjustment to the share price following the distribution of PTM shares (Euro 2.12 per PT share) and assuming the acquisition of own shares and the annual dividend payment have a neutral impact on the share price, which is equivalent to a theoretical price of Euro 8.38 per outstanding share.

Under this package, the total remuneration to PT shareholders over 2006-09 should amount to Euro 6.2 billion, equivalent to Euro 5.6 per share, or more than half of Sonaecom’s Euro 10.50 per share offer, while allowing shareholders to retain 100% ownership of the significant value creation opportunity available in PT.

The impact of the revision of the shareholder remuneration package should not have a material impact on the financing costs of Portugal Telecom, with Moody’s and Standard & Poor’s having kept their respective rating on PT unchanged.

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:                           Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.